Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

The following documents were issued to employees of Orthofix Medical Inc. (“Orthofix”) on October 11, 2022.

Exciting News: Creating a New Leader in Spine and Orthopedics

October 11, 2022

Today is an exciting day for our company! This morning we announced an agreement to merge with SeaSpine, creating a leading global spine and orthopedics company.

SeaSpine is a global medical technology company focused on surgical solutions for the treatment of spinal disorders. You may be familiar with their Flash™ Navigation System with 7D technology and biologics solutions, among other cutting-edge technologies. I have spent a great deal of time with the SeaSpine team in the weeks leading up to this announcement, and it is clear that we share not just common business views, but a deep belief in our people.

So, why SeaSpine?

In short, we are confident Orthofix and SeaSpine are terrific partners. This combination brings together two highly complementary businesses to create new opportunities for both companies – and for our collective teams.

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We will have increased scale: The combined company will distribute products in 68 countries and will boast a workforce of approximately 1,600 employees, with experienced sales representatives and a global R&D and manufacturing footprint.

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We will have increased capabilities: The combination of our two organizations will deliver to our surgeons and their patients more comprehensive solutions that include biologics, innovative spinal hardware, bone growth therapies, specialized orthopedic solutions and a leading surgical navigation system.

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We will have more avenues for investment and growth: We will have the financial strength to invest in organic and inorganic innovation initiatives, including the combined company’s deep pipeline, commercial channel expansion, and field inventory and instrumentation. As the combined company grows, we expect this to create new career growth and development opportunities for our colleagues as well.

Indeed, with the impressive capabilities from both organizations, we can reach new heights of innovation and market leadership greater than either company could achieve on its own.

What happens next?

It is important to recognize that our announcement today is just the first step toward officially joining with SeaSpine.

We expect the transaction to close in the first quarter of 2023, following approval by both companies’ shareholders and customary closing conditions and regulatory approvals. Until then, Orthofix and SeaSpine remain separate companies, operating independently and as usual; there will be no negative impact to compensation and benefit plans. We must stay focused on executing against Orthofix’s current business objectives and day-to-day roles and responsibilities.

In the coming weeks, we will form teams to develop plans around how best to bring our companies together. These teams will include representatives from both companies. We are committed to ensuring a seamless integration after closing and will keep you updated as this planning progresses.

Leadership & Headquarters

I am honored to share that, upon closing, I will serve as Executive Chairman of the new combined company’s Board of Directors.

Keith Valentine, President and Chief Executive Officer of SeaSpine, will become President and CEO and Director on the Board of the combined company. Keith is an industry veteran, having worked in spine medtech for almost three decades, including at NuVasive, ORATEC Interventions and Medtronic. He has an outstanding record of driving innovation and a deep appreciation for teamwork – both within the company and in partnership with surgeons.

As Executive Chairman of the Board of Directors, I look forward to working closely with Keith to help guide the combined company’s strategy and its execution in the years ahead.

Additional members of our combined Board and leadership team will be announced at a later time and are expected to reflect talent from both organizations.

The combined company will be headquartered in Lewisville, Texas. This location will conduct general business, product development, medical education and manufacturing. The combined company will retain primary offices in Carlsbad, CA, with a focus on spinal product innovation and surgeon education, and in Verona, Italy with an emphasis on product innovation, production, and medical education for Orthopedics. Current facilities in Irvine, CA, Toronto, Canada, Sunnyvale, CA, Wayne, PA, Olive Branch, MS, Maidenhead UK, Munich, Germany, Paris, France and Sao Paulo, Brazil will also be retained.

Town Hall & Additional Information

I look forward to talking more about our merger at a Town Hall at 9:00 a.m. CT today. A meeting invite will follow shortly.

In the meantime, attached to this email is an infographic discussing the combination and an FAQ to address initial questions.

Thank You

It is due to our employees’ many contributions that we are able to take this step from a position of strength. On behalf of the entire leadership team, I thank you again for your dedication to our vision and mission and for continuing to help propel our success with SeaSpine after our merger closes.

Sincerely,

Jon Serbousek

President and CEO

Orthofix Medical Inc.

Today’s announcement may lead to increased interest from the media, investors and analysts. Consistent with usual policies, please direct media inquiries to Denise Landry, Vice President Corporate Communications at DeniseLandry@Orthofix.com, and investor and analyst inquiries to Alexa Huerta, Senior Director of Investor Relations at AlexaHuerta@Orthofix.com.

Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Combination with SeaSpine – Message from Kevin Kenny

October 11, 2022

Team:

We made a significant positive announcement today about the future of our organization. I am very excited about our merger with SeaSpine and the opportunities it creates for the Company overall and our Spine Business Unit.

This combination will enable us to improve more patient lives and provide additional surgeon and hospital partners broader procedural solutions with cutting-edge technology. The two organizations product lines are highly complementary, and together we will have a leading spine offering and one of the broadest biologics portfolios available.

The Bone Growth Therapy business has been such an important aspect of Orthofix’s history, growth, and profitability. You should know that BGT will remain a key component of our growth plan in the new company as well. Indeed, we expect to use the financial strength and flexibility we will have after the merger closes to invest in BGT and build upon our leadership. Given the breadth and complementary nature of the Orthofix and SeaSpine portfolios, of which BGT is a significant part, we see tremendous opportunities for cross-selling across product lines, surgeon relationships and geographies in both the spine and global orthopedics channels.

In short, this merger creates significant upside for the Company and for the Spine Business Unit. However, we will not officially join with SeaSpine in the near term. The transaction is not expected to close until the first half of 2023. So, while it is good for us all to be excited, it is essential to stay focused and execute with a mindset of business as usual. We must continue to operate as independent organizations and to execute on our commercial initiatives and product innovation strategy focused on collaboration with surgeons and innovation.

I will continue to keep you updated as we progress on merger milestones in the coming months. In the meantime, thank you for your dedication and hard work in helping to drive Orthofix’s success.

Sincerely,

/s/ Kevin Kenny

Kevin Kenny

President, Global Spine

Orthofix Medical Inc.

Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Combination with SeaSpine – Message from Kevin Kenny

October 11, 2022

Team:

We made a significant positive announcement today about the future of our organization. I am very excited about our merger with SeaSpine and the opportunities it creates for the Company overall and our Spine and Biologics team.

This combination will enable us to provide more surgeons and hospital partners broader procedural solutions with cutting-edge technology. The two organizations product lines are highly complementary, and together we will have a leading spine offering and one of the broadest biologics portfolios available. We also see tremendous opportunities for meeting customer and patient care needs by cross-selling across product lines: maximizing surgeon relationships in both spine and global orthopedics channels.

In short, this merger creates significant upside for the Company and for the Spine and Biologics team. However, we will not officially join with SeaSpine in the near term. The transaction is not expected to close until the first half of 2023. So, while it is good for us all to be excited, it is essential to stay focused and execute with a mindset of business as usual. We must continue to operate as independent organizations and to execute on our commercial initiatives and product innovation strategy focused on collaboration with surgeons and innovation.

I will continue to keep you updated as we progress on merger milestones in the coming months. In the meantime, thank you for your dedication and hard work in helping to drive Orthofix’s success.

Sincerely,

/s/ Kevin Kenny

Kevin Kenny

President, Global Spine

Orthofix Medical Inc.

Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Orthofix and a joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.